UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV Income Fund, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046 Attention: Javier Feliu Martin 93 887 25 25
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons Pensions Caixa 2, Fondo De Pensiones

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons Pensions Caixa 30, Fondo De Pensiones

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 816,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 816,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 816,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 7.7%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons Vidacaixa, S.A.U. De Seguros Y Reaseguros

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,375,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,375,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 13.0%

14	Type of Reporting Person OO

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the units of limited liability company interests (the “Units”) of New Mountain Guardian IV Income Fund, L.L.C. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on October 27, 2023 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed to update the aggregate percentage of the Issuer’s Units owned by the Reporting Persons due to dilution caused by the Issuer’s issuance of additional Units from time to time since the date of the filing of the initial statement on Schedule 13D and not in connection with the purchase or disposition of any Units by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)  As of the date hereof, Pension Fund 2 directly holds 13,500 Units representing approximately 0.1% of the outstanding Units, Pension Fund 30 directly holds 816,500 Units representing approximately 7.7% of the outstanding Units and VidaCaixa directly holds 545,000 Units representing approximately 5.2% of the outstanding Units. The ownership percentages assumes that there are 10,560,000 Units outstanding following the issuance of all capital drawdown notices to date, based on information provided by the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2023

PENSIONS CAIXA 2, FONDO DE PENSIONES
By:	VidaCaixa S.A.U. De Sequros Y Reaseguros, Investment Manager

By:	/s/ Eduardo Martínez de Aragón Remírez de Esparza
Name:	Eduardo Martínez de Aragón Remírez de Esparza
Title:	Deputy Investment Director

PENSIONS CAIXA 30, FONDO DE PENSIONES
By:	VidaCaixa S.A.U. De Sequros Y Reaseguros, Investment Manager

By:	/s/ Eduardo Martínez de Aragón Remírez de Esparza
Name:	Eduardo Martínez de Aragón Remírez de Esparza
Title:	Deputy Investment Director

VIDACAIXA, S.A.U. DE SEGUROS Y REASEGUROS

By:	/s/ Eduardo Martínez de Aragón Remírez de Esparza
Name:	Eduardo Martínez de Aragón Remírez de Esparza
Title:	Deputy Investment Director